VIA EDGAR

September 29, 2025

Rebekah Reed

Cara Wirth
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Jianzhi Education Technology Group Company Limited Registration Statement on Form F-1 (File No. 333-289524)

Dear Ms. Reed and Ms. Wirth:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Jianzhi Education Technology Group Company Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Han Kun Law Offices LLP.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to Steve Lin at steve.lin@hankunlaw.com, +8610 8524 5826 (work) or +86 186 1049 5593 (cell) of Han Kun Law Offices LLP, U.S. counsel to the Company.

[Signature page follows]

Very truly yours,

Jianzhi Education Technology Group Company Limited

By:	/s/ Yong Hu
Name:	Yong Hu
Title:	Chief Executive Officer